UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Norman R. Corzine
P.O. Box 16810
Albuquerque, NM 87191
(505) 299-0900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Norman R. Corzine

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 96,039

	8.	Shared Voting Power 143,958

	9.	Sole Dispositive Power 96,039

	10.	Shared Dispositive Power 15,958

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,997

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
17.6% based on (i) 111,997 divided by a denominator of (a) 1,342,768 outstanding on February 13, 2004, plus (b) 51,900 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 128,000 unallocated ESOP shares divided by a denominator of 1,342,768.

14.	Type of Reporting Person (See Instructions) IN

2

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Kenneth J. Huey, Jr.
P.O. Box 1569
Clovis, NM 88102
(505) 762-4417

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth J. Huey, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 95,931

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 95,931

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,931

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
6.9% based on 95,931 divided by a denominator of (a) 1,342,768 outstanding on February 13, 2004, plus (b) 51,900 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

14.	Type of Reporting Person (See Instructions) IN

2

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Robert Chad Lydick
P.O. Box 728
Clovis, NM 88102
(505) 762-3771

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Chad Lydick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 199,177

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 71,177

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,177

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
14.8% based on (i) 71,177 divided by a denominator of (a) 1,342,768 outstanding on February 13, 2004, plus (b) 3,480 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 128,000 unallocated ESOP shares divided by a denominator of 1,342,768.

14.	Type of Reporting Person (See Instructions) IN

2

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

David Ottensmeyer
102 Crofton Court
Fairhope, AL
(334) 990-4488

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Ottensmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 157,580

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 29,580

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,580

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
11.7% based on (i) 29,580 divided by a denominator of (a) 1,342,768  outstanding on February 13, 2004, plus (b) 4,080 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 128,000 unallocated ESOP shares divided by a denominator of 1,342,768.

14.	Type of Reporting Person (See Instructions) IN

2

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Allan M. Moorhead
8322 Washington Place, NE
Albuquerque, NM 87113
(505) 821-2563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Allan M. Moorhead

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 149,058

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,058

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,058

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
11.1% based on (i) 21,058 divided by a denominator of (a) 1,342,768 outstanding on February 13, 2004, plus (b) 4,080 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 128,000 unallocated ESOP shares divided by a denominator of 1,342,768.

14.	Type of Reporting Person (See Instructions) IN

2

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ACCESS ANYTIME BANCORP, INC

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

00431F 10 5

(CUSIP Number)

Don K. Padgett
P.O. Box 16810
Albuquerque, NM 87191
(505) 343-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004317 10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Don K. Padgett

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 188,479

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 60,479

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,479

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
13.9% based on (i) 60,479 divided by a denominator of (a) 1,342,768 outstanding on February 13, 2004, plus (b) 45,000 shares subject to options which are deemed outstanding pursuant to Rule 13d-3(d)(1)(i), plus (ii) 128,000 unallocated ESOP shares divided by a denominator of 1,342,768.

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
The title of the class of equity securities to which this statement on Schedule 13D relates is the common stock $.01 par value, of Access Anytime BanCorp, Inc., 801 Pile Street, Clovis, NM 88101.

Item 2.	Identity and Background

(a)    NAME:  (1) Norman R. Corzine

(2) Kenneth J. Huey, Jr.

(3) Robert Chad Lydick

(4) Allan M. Moorhead

(5) David Ottensmeyer

(6) Don K. Padgett

(b)    BUSINESS ADDRESS:

(1) PO Box 16810, 5210 Eubank NE, Albuquerque, NM 87191

(2) PO Box 1569, 801 Pile Street, Clovis, NM 88101

(3) PO Box 728, Clovis, NM 88102

(4) 8322 Washington Place, NE, Albuquerque, NM  87113

(5) 102 Crofton Ct, Fairhope, AL 36532

(6) PO Box 16810, 7101 B Jefferson NE, Albuquerque, NM 87191

(c)    PRINCIPAL OCCUPATION:

(1) Access Anytime BanCorp, Inc./PO Box 16810, Albuquerque, NM 87191

Chairman of the Board/CEO

(2) Access Anytime BanCorp, Inc./PO Box 1569, Clovis, NM 88102

Executive Vice President and CFO

(3) Lydick Engineers and Surveyors, Inc., Inc./PO Box 1358, Clovis, NM 88102

President

(4) Mechanical Representatives, Inc./8322 Washington, Pl, NE, Albuquerque, NM 87113

President & CEO

(5) Retired Healthcare Consultant 102 Crofton Ct., Fairhope, AL  36532

(6) Access Anytime BanCorp, Inc./PO Box 16810, Albuquerque, NM 87191

President

(d)                    (1) No

(2) No

(3) No

(4) No

(5) No

(6) No

(e)                    (1) No

(2) No

(3) No

(4) No

(5) No

(6) No

(f)                     (1) USA

(2) USA

(3) USA

(4) USA

(5) USA

(6) USA

Item 3.	Source and Amount of Funds or Other Consideration

On May 1, 2000, 240,000 shares were purchased by a leveraged ESOP with an ESOP loan in the amount of $1,350,000 from The Frost National Bank, San Antonio, Texas.  The persons filing this statement are the members of the ESOP Committee (reflecting a change in the composition of the ESOP Committee), which controls voting of the unallocated ESOP shares (i.e., shares which have not been allocated to participants).  The Schedule 13D filing made on March 30, 2001 by the ESOP Committee reflected 16,000 shares that had been allocated and 224,000 that were unallocated.  The amendments filed on March 13, 2002 and March 7, 2003 each reflected the allocation of 32,000 shares to participants.  This amendment reflects the allocation of an additional 32,000 shares to the participants, thereby reducing the shares over which the ESOP Committee has shared voting power.  112,000 shares have been allocated and 128,000 are currently unallocated.

In addition, the other shares shown as beneficially owned by each person are those shares not related to their membership on the ESOP Committee.

Item 4.	Purpose of Transaction

The reporting persons are the members of the ESOP Committee (reflecting a change in the composition of the ESOP Committee), which controls voting of the unallocated shares in the ESOP and are therefore deemed to be the beneficial owners with shared voting power over the 128,000 unallocated ESOP shares.  The reporting persons have no dispositive power over such unallocated shares.  The purpose of the overall plan transaction is the funding of a leveraged ESOP for employees of the issuer and its subsidiary.  The original Schedule 13D filing resulted from the naming of the reporting persons to the ESOP Committee. This amendment is triggered by (i) changes (reductions) in individual beneficial ownerships of more than 1% since the previous filing, resulting from the allocation of shares to participants and (ii) the change in the composition of the ESOP Committee approved at the Board meeting on January 30, 2004, at which time Mr. Padgett replaced Mr. Huey on the Committee.  Thus, Mr. Huey is reporting his reduced voters power and Mr. Padgett is reporting increased voting power because of the Committee changes.

The report on allocations of shares to participants that enabled the calculations to be made for this amendment was delivered by the ESOP Trustee to the Company on February 13, 2004.

Item 5.	Interest in Securities of the Issuer

Please refer to Cover Page.

Mr. Norman R. Corzine has 51,900 in AABC Options

Mr. Kenneth J. Huey, Jr. has 51,900 in AABC Options

Mr. Robert Chad Lydick has 3,480 in AABC Options

Mr. Allan Moorhead has 4,080 in AABC Options

Mr. David Ottensmeyer has 4,080 in AABC Options

Mr. Don K. Padgett has 45,000 in AABC Options

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
128,000 shares are unallocated shares held in a leveraged ESOP (i.e., shares which have not been allocated to plan participants), a qualified plan under ERISA, for employees of the

issuer and its subsidiary.  The Trustee of the ESOP is REDW Benefits, LLC, Albuquerque, NM.    The reporting persons do not have dispositive control over these shares.  The shares were pledged as security for the ESOP loan to the ESOP Trust, and the ESOP loan was guaranteed by the issuer.  The lending bank was The Frost National Bank, San Antonio, Texas.  The reporting persons are members of the Board of Directors of the Company and have no plans or proposals of the type described in subparagraph (a) through (j) of Item 4, except as to be disclosed in the Company’s Proxy Statement which is to be mailed around March 22, 2004.

Item 7.	Material to Be Filed as Exhibits

Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (incorporated by reference from the Company’s Registration Statement on Form 8-A, filed October 11, 1996, SEC File No. 001-12309)

Amendment Number One to Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (refiled) (incorporated by reference from the Company’s Registration Statement on Form 8-A, filed October 11, 1996, SEC File No. 001-12309)

Amendment Number Two to Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (incorporated by reference from the Company’s September 30, 1999 10-QSB, SEC File No. 0-28894).

Amendment Number Three to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK (Formerly First Savings Bank, F.S.B.) (incorporated by reference from the Company’s September 30, 1999 10-QSB, SEC File No. 0-28894).

Amendment Number Four to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK (Formerly First Savings Bank, F.S.B.) (incorporated by reference from the Company’s September 30, 1999 10-QSB, SEC File No. 0-28894).

Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK dated October 18, 2000 (incorporated by reference from the Company’s Annual Report on form 10-KSB for the year ended December 31, 2000, SEC File No. 0-28894)

Amendment Number One to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK. (incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Two to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK. (incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Three to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK. (incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2001, SEC File No. 0-28894).

Amendment Number Four to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK (incorporated by referenced from the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003, SEC File No. 0-28894).

Amendment Number Five to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK attached hereto as Exhibit 1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
Date
/s/ Norman R. Corzine
Signature
Norman R. Corzine, Chairman of the Board/CEO
Name/Title

February 13, 2004
Date
/s/ Kenneth J. Huey, Jr.
Signature
Kenneth J. Huey, Jr., Executive Vice President/CFO
Name/Title

February 13, 2004
Date
/s/ Robert Chad Lydick
Signature
Robert Chad Lydick, Director
Name/Title

February 13, 2004
Date
/s/ Allan M. Moorhead
Signature
Allan M. Moorhead, Director
Name/Title

February 13, 2004
Date
/s/ David Ottensmeyer
Signature
David Ottensmeyer, Director
Name/Title

February 13, 2004
Date
/s/ Don K. Padgett
Signature
Don K. Padgett, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.